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                               September 16, 2021

       Ian Robertson
       Chief Executive Officer
       Northern Genesis Acquisition Corp. II
       4801 Main Street, Suite 1000
       Kansas City, MO 64112

                                                        Re: Northern Genesis
Acquisition Corp. II
                                                            Registration
Statement on Form S-4
                                                            Filed July 2, 2021
                                                            File No. 333-257647

       Dear Mr. Robertson:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 3, 2021 letter.

       Amendment No. 1 to Form S-4 filed August 31, 2021

       Questions and Answers for Stockholders of NGA
       What equity stake will NGA's current stockholders hold in Embark Technology following the consummation of the Business Combination, page xv

   1. Please revise to include disclosure regarding the equity stake of the stockholders in the case of full
redemptions.
       Summary of the Proxy Statement/Prospectus, page 1

   2. We note your revised disclosures in response to prior comment 1 where you refer to paving the way for
commercialization and revenue generating operations in the future. In an effort to further
clarify the status of Embark's operations, please revise here to clearly
 Ian Robertson
FirstName  LastNameIan  Robertson
Northern Genesis Acquisition Corp. II
Comapany 16,
September  NameNorthern
               2021       Genesis Acquisition Corp. II
September
Page 2     16, 2021 Page 2
FirstName LastName
         assert that Embark has not earned any revenue to date and to disclose the amount of net losses recognized for each period presented.
Key Financial Metrics, page 86

3.       We note your responses to prior comments 11 and 12 regarding Embark
s key financial
         forecasts and their use in your board evaluation of projections through 2025. You disclose on pages 82 and 83 that your valuation or assessment of fairness is primarily based on projected EDITDA and Revenues, providing one example for TuSimple with a multiples analysis for 2025. Please provide a materially complete description your multiples analysis, including all material companies used by your management in their multiples analysis including the type and years of the measures used. Further,
given that Embark   s
         projections are not based on historical revenues or financial results, and involved specifically tailored assumptions related to its business and R&D fleet experience, please clarify how you considered the assumptions used by the comparable companies as to
         whether they were reasonable or comparable to how Embark   s
projections were
         calculated. Finally, disclose the source of the information regarding TuSimple.
Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 129

4. We note from your revised disclosures in response to prior comment 16 that under the full redemption scenario, Embark will need to waive the minimum cash requirement to accommodate the redemptions. Please revise, here and elsewhere throughout the filing, to explain what will happen if more than 31.9 million NGA shareholders redeem and
         Embark does not waive such requirement. In this regard, clarify whether the merger will not be consummated or whether NGA has plans to obtain additional financing.
5. We note your revised disclosures on page 130 in response to prior comment 17. Please further revise to clarify, as if you have in your response, that the vested portion of the warrant will net exercise into shares of Embark common stock and then convert into
         Embark Technology Class A common stock and that the unvested warrants will net exercise into Embark Restricted Stock and then convert into Embark Technology restricted stock, subject to the same vesting conditions as the warrant.
Unaudited Pro Forma Condensed Combined Financial Statements
Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 139

6. We note your response to prior comment 22. The guidance in ASC 718-20-55-26 applies to awards with only a service condition. Please explain further how you applied this guidance considering Embark's RSU awards vest based on both a service and performance or market condition.
Autonomous Trucking Background & Benefits, page 166

7. We note your response to prior comment 26, noting that self-driving vehicles are not prohibited by federal law and within 42 states. Please clarify whether federal, state or
 Ian Robertson
Northern Genesis Acquisition Corp. II
September 16, 2021
Page 3
      local transportation laws still require there to be a driver present in self driving semi-truck vehicles.
Beneficial Ownership of Securities, page 200

8. Please disclose the natural person(s) that hold voting and/or investment power over the shares that are beneficially owned by Alberta Investment Management Corporation, Sequoia Capital, and YCombinator, or their affiliated funds.
9. We note your response to prior comment 28 regarding Embark's pre-business combination beneficial ownership. Please present Embark's pre-business combination beneficial ownership in a separate column in your beneficial ownership table or a separate table that includes the beneficial ownership percentages and that of Embark's management and principal stockholders.
       You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Jan Woo, Accounting Branch Chief, at (202) 551-3453 with any other questions.



                                                              Sincerely,
FirstName LastNameIan Robertson
                                                              Division of
Corporation Finance
Comapany NameNorthern Genesis Acquisition Corp. II
                                                              Office of
Technology
September 16, 2021 Page 3
cc:       Rebecca Taylor, Esq.
FirstName LastName